Exhibit 99.1

CONSENT OF HELLER BERNABE

I, Heller Bernabe, consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-3 (No. 333-190109) dated July 24, 2013, the registration statement on Form S-8 (No. 333-176856) dated September 15, 2011, and on the registration statement on Form F-10 (No. 333-208062) of Franco-Nevada Corporation and any amendments thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of, or reviewed by me that is of a scientific or technical nature with respect to the Antapaccay project and to all other references to such information included or incorporated by reference in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

DATED: February 10, 2016

/s/ Heller Bernabe
Name: Heller Bernabe